January 22, 2018

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Attention:	Christine Torney
Jim Rosenberg
Chris Edwards
Erin Jaskot

Re:	Menlo Therapeutics Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222324)
initially filed on January 19, 2018

Ladies and Gentlemen:

We hereby join the Company in requesting withdrawal of our previous request for acceleration of the above-referenced Registration Statement, which was dated January 19, 2018. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of Common Stock of the Company specified in the above-referenced Registration Statement.

(Signature page follows)

Very truly yours,

JEFFERIES LLC
PIPER JAFFRAY & CO
GUGGENHEIM SECURITIES, LLC
As representatives of the several underwriters

By:	JEFFERIES LLC.

By:	/s/Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

By:	GUGGENHEIM SECURITIES, LLC

By:	/s/Shiv Taylor
Name:	Shiv Taylor
Title:	Managing Director

Signature Page to Acceleration Request Letter Withdrawal